**SUBSCRIPTION AGREEMENT OF**
**NEW MOTION, LLC**
**a California limited liability company**

**Up to $124,000**
**via Common Unit Offering**

**INSTRUCTIONS TO SUBSCRIBER:**

1. **REVIEW** the entire Subscription Agreement that follows.

2. **COMPLETE/SIGN** the information on the Signature Page of this Subscription Agreement.

3. **SIGN** the Joinder Agreement attached as Exhibit B to this Subscription Agreement.

**NEW MOTION, LLC**
**Attn: Kyle Pool**
**8655 Production Ave Suite A**
**San Deigo, Ca 92121**
**Kyle@drinknewmotion.com**

**If you have any questions, please contact:**

Kyle Pool, CEO
TEL: 909-583-1608

# SUBSCRIPTION AGREEMENT

**THE SECURITIES OFFERED HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.**

**THE PURCHASE OF THE SECURITIES HEREUNDER INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.**

The undersigned (the "Subscriber") hereby tenders this subscription and agrees to purchase Common Units of New Motion, LLC ("Company") in the amount set forth next to such Subscriber's name on the signature page hereto, pursuant to Rule 4(a)(6) of Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended. In consideration therefore, the Subscriber hereby delivers a counterpart of this Agreement, together with the Joinder Agreement and the amount set forth next to the Subscriber's name on the signature page hereto, by wire transfer or a certified check representing immediately available funds, in full payment of the aggregate purchase price of the Common Units. The Subscriber understands and agrees this subscription is irrevocable.

## 1. Subscription

**1.1** This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***") and the Offering Statement, which is included therein (the "***Offering Statement***"). The Company is offering to both accredited and non-accredited investors. The Company is offering up to 20,172 Common Voting Units as defined in the Company's Operating Agreement ("Common Units") at USD $6.83 per Common Unit. however, that if the undersigned has an active Wefunder VIP Membership or subscribes on or before the date on which the Company raises $100,000.00 in the Offering, then the undersigned will receive (i) a discount which will reduce the purchase price to $6.147 (such purchase price whether with or without the discount, the "***Purchase Price***"), and (ii) a $7,943,700.48 pre-money valuation instead of a $8,826,333 pre-money valuation. The minimum amount or target amount to be raised in the Offering is $50,000.00 (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $124,000.00 (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "***SEC***") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.9% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com. More information about the Company's background, profile, business plan, and associated risks can be found in the Appendices.

The Subscriber hereby irrevocably subscribes for and agrees tender the Subscription Agreement, Joinder Agreement, a form of which is attached hereto as Exhibit B to this Subscription Agreement and incorporated by reference herein, (the "Subscription"), for the total subscription price at the end of this Subscription Agreement (the "Subscription Proceeds"), which Subscription Proceeds are tendered herewith, on the basis of the representations and warranties and subject to the terms and conditions set forth herein.

**1.3** Unless otherwise provided, all dollar amounts referred to in this Subscription Agreement are in lawful money of the United States of America.

**1.4** The Subscriber understands that the Company has the right to reject all or any part of this subscription for any reason whatsoever or for no reason. This subscription shall be deemed accepted by the Company when the Company executes a counterpart of this Subscription Agreement. By the Subscriber's execution below, the Subscriber acknowledges that the Company is relying upon the accuracy and completeness of the representations contained herein in complying with its obligations under applicable securities laws. Subscriptions need not be accepted in the order received. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall have no obligation to issue the Common Units to any person who is a resident of a jurisdiction in which the issuance of the Common Units to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

## 2. Payment

**2.1** Payment for the Securities shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company, processed through the Portal's qualified third-party, at or prior to the Closing, for the aggregate Purchase Price for the number of Shares such Subscriber is purchasing.

**2.2** The Subscriber acknowledges and agrees that this Subscription Agreement, the Subscription Proceeds, and any other documents delivered in connection herewith may be held by the Company's lawyers on behalf of the Company. In the event that this Subscription Agreement is not accepted by the Company for whatever reason within 60 days of the delivery of an executed Subscription Agreement by the Subscriber, this Subscription Agreement, the Subscription Proceeds, and any other documents delivered in connection herewith will be returned to the Subscriber at the address of the Subscriber as set forth in this Subscription Agreement without interest or deduction.

## 3. Closing

Closing of the purchase and sale of the Common Units shall be deemed to be effective when the Company executes a counterpart of this Subscription Agreement (the "Closing Date"). The Subscriber acknowledges that the Common Units may be issued to other subscribers under this offering (the "Offering") before or after the Closing Date. The Company, may, at its discretion, elect to close the Offering in one or more closings, in which event the Company may agree with

one or more subscribers (including the Subscriber hereunder) to complete delivery of the Common Units to such subscriber(s) against payment therefore at any time on or prior to the Closing Date.

## 4. Acknowledgements of Subscriber

The Subscriber acknowledges and agrees that:

(a) the decision to execute this Subscription Agreement and purchase of the Common Units agreed to be purchased hereunder has not been based upon any oral or written representation as to any fact made by or on behalf of the Company.

(b) the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to ask questions of and receive answers from the Company in connection with the sale of the Common Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about the Company;

(c) the books and records of the Company were available upon reasonable notice for inspection, subject to certain confidentiality restrictions, by Subscriber during reasonable business hours at its principal place of business and that all documents, records and books in connection with the sale of the Common Units hereunder have been made available for inspection by the Subscriber, the Subscriber's attorney and/or advisor(s) if reasonable notice was provided to the Company;

(d) all information which the Subscriber has provided to the Company on the signature page is correct and complete as of the date the signature page is signed, and if there should be any change in such information prior to this Subscription Agreement being accepted by the Company, the Subscriber will immediately provide the Company with such information;

(e) the Subscriber will indemnify and hold harmless the Company and, where applicable, its respective directors, officers, employees, agents, advisors, attorneys, and shareholders from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained herein or in any document furnished by the Subscriber to the Company in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscriber to the Company in connection therewith;

(f) the issuance and sale of the Common Units to the Subscriber will not be completed if it would be unlawful or if, in the discretion of the Company acting reasonably, it is not in the best interests of the Company;

(g) the Subscriber has been advised to consult its own legal, tax, and other advisors with respect to the merits and risks of an investment in the Common Units and with respect to applicable resale restrictions. Subscriber is solely responsible (and the Company is not in any way responsible) for compliance with applicable resale restrictions;

(h) the Subscriber has been advised and acknowledges that there is no assurance that the Company will raise sufficient funds to adequately capitalize the business or that the business will be profitable in the future. Risks inherent in this investment include, but are not limited to, all business risks associated with any business, with the additional risks with related to the alcohol and beverage industries generally;

(i) no documents in connection with the sale of the Common Units hereunder have been reviewed by the Securities and Exchange Commission or any state securities administrators;

(j) there is no government or other insurance covering the Common Units;

(k) the Subscriber has been advised that the Common Units involves a high degree of risk, and Subscriber should be able to bear the loss of his/her/its entire investment;

(l) this Subscription Agreement is not enforceable by the Subscriber unless it has been accepted by the Company.

## 5. <u>Representations, Warranties and Covenants of the Subscriber</u>

The Subscriber hereby represents, warrants, and covenants to the Company (which representations, warranties, and covenants shall survive the Closing Date) that:

(a) the Subscriber is a resident in the jurisdiction set forth in their Wefunder account;

(b) the Subscriber has the legal capacity and competence to enter into and execute this Subscription Agreement and to take all actions required pursuant hereto and, if the Subscriber is a corporation, it is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been obtained to authorize execution and performance of this Subscription Agreement on behalf of the Subscriber;

(c) the Subscriber is either: (i) an "Accredited Investor" (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended) and will provide the Company or its nominee with evidence sufficient for the Company to reasonably conclude that this representation is true and correct, or (ii) is a "Non-Accredited Investor" or (iii) has, either alone or with Subscribers' representative or representatives, such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of such investment as further set forth in subsection 5(e) below. Each Subscriber agrees to furnish any additional information requested by the Company to assure compliance with applicable U.S. federal and state securities laws in connection with the purchase and sale of the Securities;

(d) the Subscriber (i) has adequate net worth and means of providing for its current financial needs and possible personal contingencies, (ii) has no need for liquidity in this investment, (iii) believes that an investment in the Common Units is suitable for Subscriber based upon Subscriber's investment objectives and financial needs, (iv) is able to bear the economic risks of an investment in the Common Units for an indefinite period of time, including, but not limited to, the complete loss of such investment;

(e) the Subscriber believes that they, either alone or with their purchaser representative, has such knowledge and experience in financial and business matters that they are capable of reading and interpreting financial statements and evaluating the merits and risks of the prospective investment in the Common Units and has the net worth to undertake such risks. If the undersigned has designated a purchaser representative, the undersigned acknowledges that the undersigned has discussed the investment fully with such purchaser representative and has had all inquiries answered to the undersigned's satisfaction;

(f) the Subscriber will not receive a private placement memorandum ("PPM"), but has been given access to full and complete information regarding the Company, including but not limited to, the Company's publicly available financial information and securities filings and risk factors, and has utilized such access to their satisfaction for the purpose of obtaining information on the Company; and particularly, the Subscriber has been given a reasonable opportunity to meet with representatives of the Company for the purpose of asking questions of and receiving answers from, such representatives concerning the terms and conditions of the Common Units, and to obtain any additional information, necessary to verify the accuracy of the information provided. Given this information and opportunity, Subscriber has made an independent examination and investigation of an investment in the Common Units and the Company, and has depended on the advice of its legal and financial advisors, and agrees that the Company will not be responsible in anyway whatsoever for the Subscriber's decision to invest in the Common Units and the Company;

(g) all information contained in the Questionnaire is complete and accurate and may be relied upon by the Company, and the Subscriber will notify the Company immediately of any material change in any such information occurring prior to the closing of the purchase of the Common Units;

(h) the entering into of this Subscription Agreement and the transactions contemplated hereby do not result in the violation of any of the terms and provisions of any law applicable to the Subscriber or of any agreement, written or oral, to which the Subscriber may be a party or by which the Subscriber is or may be bound (including corporate formation documents);

(i) the Subscriber has duly executed and delivered this Subscription Agreement and it constitutes a valid and binding agreement of the Subscriber enforceable against the Subscriber;

(j) if the Subscriber is acquiring the Common Units as a fiduciary or agent for one or more investor accounts, it has sole investment discretion with respect to each such account

and it has full power to make the foregoing acknowledgments, representations and agreements on behalf of such account;

(k) the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the securities regulators having application in the jurisdiction in which the Subscriber is a resident of (if outside the U.S., the "International Jurisdiction") which would apply to the acquisition of the Common Units;

(l) the Subscriber acknowledges that the applicable securities laws of the authorities in the International Jurisdiction do not require the Company to make any filings or seek any approvals of any kind whatsoever from any securities regulator of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of any of the Securities,

(m) the acquisition of the Common Units by the Subscriber does not trigger:

> (i) any obligation to prepare and file a prospectus or similar document, or any other report with respect to such purchase in the International Jurisdiction, or
>
> (ii) any continuous disclosure reporting obligation of the Company in the International Jurisdiction.

(n) the Subscriber will, if requested by the Company, deliver to the Company a certificate or opinion of local counsel from the International Jurisdiction which will confirm the matters referred to in the two subparagraphs immediately above to the satisfaction of the Company, acting reasonably;

(o) the Subscriber has been advised that the Common Units has not been registered under the Securities Act of 1933, as amended (the "Act") or the relevant state securities laws but are being offered and sold pursuant to exemptions from such laws and that the Company's reliance upon such exemptions is predicated in part on the Subscriber's representations to the Company as contained herein. The Subscriber represents, warrants, covenants and agrees that the Common Units is being acquired for his/her/its own account and for investment and without the intention of reselling or redistributing any of the Common Units and that they have made no agreement with others regarding any of such Common Units, and that their financial condition is such that it is not likely that it will be necessary to dispose of the Common Units in the foreseeable future. The undersigned is aware that, in the view of the Securities and Exchange Commission, the acquisition of the Common Units with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of the Common Units and for which the Common Units was pledged as security, would represent an intent inconsistent with the representations set forth above. The undersigned further represents, warrants, covenants and agrees that if, contrary to their foregoing intentions, they should later desire to sell, assign, pledge, transfer of otherwise dispose of the Common Units in any manner, they cannot do so without first obtaining (i)

the opinion of counsel satisfactory to the Company that such proposed disposition or transfer lawfully may be made without the registration of such Common Units pursuant to the Act, and applicable state securities laws or (ii) the registration of the Common Units. The undersigned further represents that it understands and agrees that, until registered under the Act, or transferred pursuant to the provisions of Rule 144 thereunder (if applicable), or any similar provision as promulgated by the Securities and Exchange Commission, the Common Units, whether upon initial issuance or upon any transfer thereof, shall bear a legend, prominently stamped or printed thereon, reading substantially as follows:

**"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, MORTGAGED, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO PURCHASERS OF THE SECURITIES THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS."**

Furthermore, the Subscriber also understands that the Company has not undertaken and will not have an obligation to register the Common Units under the Act;

(p) the Subscriber acknowledges, represents, warrants, and covenants that if they are a resident of or domiciled in any state whose "blue sky laws" or other local securities laws require a restriction on transferability of securities, they will comply with such restrictions.

(q) the Subscriber acknowledges, represents, warrants, and covenants to provide such information and to execute and deliver such documents as reasonably as may be necessary to comply with any and all laws and ordinances to which the Company is subject and in order to verify any of the information provided by or representations or warranties made by the Subscriber to the Company.

(r) Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

## 6. <u>Representations, Warranties and Covenants of the Company</u>

The Company hereby represents, warrants, and covenants to Subscriber as follows:

(a) the Company has been duly organized and validly exists as a limited liability company in good standing under the laws of its state of California. The Company has all requisite corporate power and authority, and all material and necessary authorizations to own or lease its properties and conduct its business. The Company has all corporate power and authority to enter into this Agreement and to carry out the provisions and conditions of this Agreement;

(b) this Agreement and the Exhibits (if any) hereto have been duly and validly authorized, executed and delivered by the Company and are valid and binding agreements of the Company, enforceable in accordance with their respective terms, except to the extent that the enforceability hereof or thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect and affecting the rights of creditors generally, (ii) limitations upon the power of a court to grant specific performance or any other equitable remedy, or (iii) a finding by a court of competent jurisdiction that the indemnification provisions herein are in violation of public policy;

(c) the Common Units has been duly authorized by the Company, and the underlying shares, upon conversion, shall be validly issued, fully paid, and non-assessable upon issuance;

(d) the Company is not in violation of its Articles of Organization or Operating Agreement (the "Charter Documents") and the consummation of the transactions contemplated herein shall not constitute a violation of the Charter Documents;

(e) this Agreement and the Exhibits (if any) do not contain any untrue statement of a material fact or omit to state any material fact required to be stated herein or therein or necessary to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. All statements of material facts herein or therein (including, without limitation, any attachment, exhibit or schedule hereto or thereto) are true and correct as of the date hereof and will be true and correct on each Closing Date.

(f) the minute books and corporate records of the Company contain a complete summary of all meetings and actions of the managers, members, officers, and directors of the Company since the time of its incorporation (and of any predecessor to the Company) and reflects all transactions referred to in such minutes accurately in all respects.

## 7. Representations and Warranties will be Relied Upon by the Company

The Subscriber acknowledges that the representations and warranties contained herein are made by it with the intention that they may be relied upon by the Company and its legal counsel in determining the Subscriber's eligibility to purchase the Common Units under applicable securities laws, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Common Units under applicable securities laws. The Subscriber further agrees that by accepting delivery of the certificates, if applicable, representing the Common Units on the Closing Date, it will be representing and warranting that the representations and warranties contained herein are true and correct as at the Closing Date with the same force and effect as if they had been made by the Subscriber at the Closing Date, and that they will survive the purchase by the Subscriber of the Common Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Common Units.

**8. Costs**

The Subscriber acknowledges and agrees that all costs and expenses incurred by the Subscriber (including any fees and disbursements of any special counsel retained by the Subscriber) relating to the purchase of the Common Units shall be borne by the Subscriber.

**9. Governing Law**

Any dispute arising under or in connection with any matter of any nature (whether sounding in contract or tort) relating to or arising out of this Subscription Agreement, shall be resolved exclusively by arbitration. The arbitration shall be in conformity with and subject to the applicable rules and procedures of the American Arbitration Association. All parties agree to be (1) subject to the jurisdiction and venue of the arbitration in San Diego County, State of California, (2) bound by the decision of the arbitrator as the final decision with respect to the dispute, and (3) subject to the jurisdiction of the Superior Court of the State of California for the purpose of confirmation and enforcement of any award.

WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF.

THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

**10. Survival**

This Subscription Agreement, including without limitation the representations, warranties and covenants contained herein, shall survive and continue in full force and effect and be binding upon the parties hereto notwithstanding the completion of the purchase of the Common Units by the Subscriber pursuant hereto.

**11. Assignment**

This Subscription Agreement is not transferable or assignable.

**12. Execution**

The Company shall be entitled to rely on delivery by email or facsimile machine of an executed copy of this Subscription Agreement and acceptance by the Company of such email or facsimile

copy shall be equally effective to create a valid and binding agreement between the Subscriber and the Company in accordance with the terms hereof.

**13. Severability**

The invalidity or unenforceability of any particular provision of this Subscription Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Subscription Agreement.

**14. Entire Agreement**

Except as expressly provided in this Subscription Agreement and in the agreements, instruments and other documents contemplated or provided for herein, this Subscription Agreement contains the entire agreement between the parties with respect to the sale of the Common Units and there are no other terms, conditions, representations or warranties, whether expressed, implied, oral or written, by statute or common law, by the Company or by anyone else.

**15. Notices**

Any notice, demand or other communication which any party hereto may be required, or may elect, to give to anyone interested hereunder shall be sufficiently given if (a) deposited, postage prepaid, in a United States mail letter box, registered or certified mail, return receipt requested, addressed to such address as may be given herein, or (b) delivered personally at such address.

**16. Headings**

Headings are for convenience only and are not deemed to be part of this Subscription Agreement

**17. Counterparts**

This Subscription Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall constitute an original and all of which together shall constitute one instrument.

**18. Binding Effect**

Except as otherwise provided herein, this Subscription Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns. If the Subscriber is more than one person, the obligation of the undersigned shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his heirs, executors, administrators and successors.

**19. Further Assurances**

Upon request from time to time, the Subscriber shall execute and deliver all documents, take all rightful oaths and do all other acts that may be necessary or desirable, in the reasonable opinion of

the Company or its counsel, to effect the subscription for the Common Units in accordance herewith.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

**COMPANY**:

New Motion, LLC

*Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

**Read and Approved (For IRA Use Only)**:

By: ______________________

**SUBSCRIBER**:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

# EXHIBIT A

# RISK FACTORS

## Risk Factors

**An investment in the equity of New Motion, LLC is speculative and involves a high degree of risk. Each prospective investor should carefully consider the risks described below as well as the other information available from the Company or elsewhere, before making investment decisions including deciding to purchase Voting Common Unit Shares**. The following non-exclusive list of risk factors, any of which could have a material adverse effect on the Company, should be considered carefully by a prospective subscriber when evaluating a possible purchase of Voting Common Unit Shares. If any of the following risks actually occur, the Company's business, financial condition and operating results could be materially adversely affected.

***The Company is in an early stage of development and has limited operating history.*** The Company's business plan and strategy is in the early stages of implementation and there can be no assurance that the Company will be able to implement it or that it will be commercially successful. Prospective investors should not rely on information about the past performance of the Company as an indication of the Company's future performance. Because of the Company's size and limited operating history, it is particularly susceptible to adverse effects of changing economic conditions and consumer tastes, competition, and other contingencies or events beyond its control. It may be more difficult for the Company to prepare for and respond to these types of risks than it would be for a company with longer established business and operating cash flow. Due to changing circumstances, the Company may be forced to change dramatically, or even terminate, its planned operations.

***Speculative Nature of Investment; Ability to Continue as a Going Concern; Uncertainty of Future Profitability.*** Due to the Company's limited operating history, an investment in the Company is highly speculative. It is necessary that the Company continue develop its infrastructure, attain profitable operations, and raise sufficient capital for future working capital purposes in order for it to continue as a going concern. There can be no assurance that the Company will develop the necessary infrastructure, attain profitable operations, and raise sufficient capital for future working capital purposes in order for it to continue as a going concern. The Company's ability to continue as a going concern depends largely on the Company's ability to implement and successfully execute its business strategy, including raising capital through the sale of Voting Common Unit Shares, and obtaining sufficient and respond to unforeseen and changing circumstances and there can be no assurances that the Company will be successful in such execution.

***The Company has minimal assets.*** At this time the Company has limited assets. As a result, it currently has limited financial resources and it is primarily dependent upon raising private capital in order to expand its business and operations.

***Federal, state and local alcohol regulations may have a significant adverse impact on our operations.*** The Company will be required to operate in compliance with federal laws and regulations relating to alcoholic beverages administered by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of Treasury, as well as the laws and licensing requirements at the state and municipality levels. Failure to comply with federal, state or local regulations could cause its licenses to be revoked and force the Company to cease the brewing or sale of alcoholic beverages, or both. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the beginning of the Company's operations or increase the costs associated therewith. The manufacture and sale of alcoholic beverages is a highly regulated and taxed business. The Company's operations are subject to more restrictive regulations and increased taxation by federal, state, and local governmental entities than are those of non-alcohol related beverage businesses. Federal, state, and local laws and regulations govern the production and distribution of beer, hard seltzer, hard tea, and hard kombucha, including permitting, licensing, trade practices, labeling, advertising, marketing, distributor relationships, and related matters. Federal, state, and local governmental

entities also levy various taxes, license fees, and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Failure to comply with applicable federal, state, or local laws and regulations could result in higher taxes, penalties, fees, and suspension or revocation of permits, licenses or approvals. There can be no assurance that other or more restrictive laws, regulations or higher taxes will not be enacted in the future.

***If the Company is unable to gauge trends and react to changing consumer preferences in a timely and cost-effective manner, its sales may decrease and our gross margin may be adversely affected.*** The costs and management attention involved in maintaining an innovative portfolio of brands and products are expected to be significant. If the Company has not gauged consumer preferences correctly, or is unable to maintain consistently highquality beer, hard seltzer, hard tea, and hard kombucha as it develops new brands, its overall brand image may be damaged. If this were to occur, the Company's future sales, results of operations and cash flows would be adversely affected. Also, increased costs associated with developing new products may have a negative effect on the Company's gross margin.

***Increased competition could adversely affect sales and results of operations.*** The Company will compete in the highly competitive craft beer, hard seltzer, hard tea, and hard kombucha market, as well as in the much larger specialty beer category, which includes the imported beer segment and fuller-flavored beers offered by major national brewers. The Company will also face increasing competition from producers of wine, spirits and flavored alcohol beverages (such as hard seltzers) offered by the larger spirit producers and national brewers. Increased competition could adversely affect the Company's future sales and results of operations.

***The craft beer and hard tea business is seasonal in nature, and the Company is likely to experience fluctuations in results of operations.*** Sales of craft beer and hard tea products are somewhat seasonal, with the first and fourth quarters historically being lower and the rest of the year generating stronger sales. The Company's sales volume may also be affected by weather conditions and selling days within a particular period. Therefore, the results for any given quarter will likely not be indicative of the results that may be achieved for the full fiscal year. If an adverse event such as a regional economic downturn or poor weather conditions should occur during the second and third quarters, the adverse impact to the Company's revenues would likely be greater as a result of the seasonality of our business.

***Changes in consumer preferences or public attitudes about alcohol could decrease demand for the Company's products.*** If consumers were unwilling to accept the Company's products or if general consumer trends caused a decrease in the demand for beer, hard seltzer, hard tea, and hard kombucha it would adversely impact its sales and results of operations. There is no assurance that the craft brewing segment will continue to experience growth in future periods. If the markets for wine, spirits or flavored alcohol beverages continue to grow, this could draw consumers away from the beer industry in general and the Company's products specifically and have an adverse effect on the Company's sales and results of operations. Further, the alcoholic beverage industry has become the subject of considerable societal and political attention in recent years due to increasing public concern over alcohol-related social problems, including drunk driving, underage drinking and health consequences from the misuse of alcohol. As an outgrowth of these concerns, the possibility exists that advertising by beer, hard seltzer, hard tea, and hard kombucha producers could be restricted, that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state levels, increased excise or other taxes on beer, hard seltzer, hard tea, and hard kombucha sold in the United States. If beer, hard seltzer, hard tea, and hard kombucha in general were to fall out of

favor among domestic consumers, or if the domestic beer, hard seltzer, hard tea, and kombucha industry were subjected to significant additional governmental regulation, it would likely have a significant adverse impact on the Company's financial condition, operating results and cash flows.

***The Company faces competition from a number of large and small companies, some of which have greater financial, research and development, production and other resources than the Company has.*** The Company faces competition from other entities in its industry which may be used as an alternative or substitute for its products, including many local, regional, national and international entities that have resources far in excess of the Company's resources. To the extent these companies, or new entrants into the market, offer comparable products at lower prices, the Company's business could be adversely affected. The Company's competitors can be expected to continue to improve the design, taste, branding and other elements of their products and to introduce new products with competitive performance characteristics.

***Negative publicity about the Company, could adversely affect the reputation and popularity of the Company and the results of operations.*** The good reputation of the Company will be a key factor to the success of the Company. Any incidents that occur in or with our products may specifically harm the Company's brand and reputation and may quickly result in negative publicity, which could adversely affect the Company's reputation and popularity. The Company's brewing operations will be subject to certain hazards and liability risks faced by all brewers, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging. The occurrence of such a problem could result in a costly product recall and serious damage to the Company's reputation for product quality, as well as claims for product liability.

***The Company's operations are susceptible to changes in its supply costs, which could adversely affect its margins.*** The Company's profitability depends, in part, on its ability to anticipate and react to changes in supply costs. The Company cannot predict whether it will be able to anticipate and react to changing supply costs by adjusting its purchasing practices. A failure to do so could adversely affect the Company's operating results and cash flows from operations. The overall cost environment for brewing commodities in general has and may continue to be volatile primarily due to domestic and worldwide agricultural, supply/demand and other macroeconomic factors that are outside of the Company's control. While the Company will attempt to manage these factors, there can be no assurance that it will be successful in this respect due to the many factors that are outside of its control. Operating margins are also affected by fluctuations in the availability and cost of utilities services, such as electricity and natural gas. Interruptions in the availability of gas, electric, water or other utilities, whether due to aging infrastructure, weather conditions, fire, animal damage, trees, digging accidents or other reasons largely out of the Company's control, may adversely affect its operations. There is no assurance that the Company will be able to maintain our utility and commodity costs at levels that do not have a material adverse effect on our operations.

***An increase in beer, hard seltzer, hard tea, and hard kombucha excise taxes could adversely affect financial results.*** The federal government and all of the states levy excise taxes on beer, hard seltzer, hard tea, and hard kombucha that vary on the number of barrels produced per year. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. If federal or state excise taxes are increased, the Company may need to increase its selling price for beer, hard seltzer, hard tea, and hard kombucha to maintain its current projected margins, which may or may not be accepted by our customers.

in accordance with the terms of the Operating Agreement. Additionally, the Board of Managers may decide to make additional distributions to Members, subject to limitations imposed by the Operating Agreement. Each Member will be required to report his or her share of the Company's items of income and gain on such Member's tax return without regard to whether such Member receives any cash distributions from the Company for such taxable year. Other than mandatory distributions (which are subject to the availability of funds for such mandatory distributions, the Board of Managers' determination that adequate working capital is available for such distributions and applicable legal restrictions), in accordance with the Operating Agreement, no distribution is contemplated in the foreseeable future.

***Possible Future Dilution.*** Under the terms of the Operating Agreement, the Board of Managers, subject to certain limitations, have the authority to admit new Members upon such terms and conditions as the Board of Managers appropriately determine. The Company may raise additional capital from existing Members or new investors. The admission of new Members likely will result in the dilution of the then existing Members' interests in the Company.

***Reliance on Key Management Personnel.*** The Company's performance depends substantially on the continued services and performance of its Board of Managers and other key management personnel. The Company's performance also depends on its ability to retain and motivate any other key employees it may retain, as well as independent representatives it may utilize in the marketing and distribution of its products and services. The loss of the services of any of its Managers, or other key employees could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations. The Company's success also will depend on its ability to identify, attract, hire, train, retain, and motivate other highly skilled technical, managerial, and sales and marketing personnel at such times as they become necessary for the Company. Competition for such personnel is intense, and the Company's failure to attract and retain the necessary technical, managerial, and marketing personnel could have a material adverse effect on its business, prospects, financial condition, and results of operations.

***Conflicts of Interest***. The Managers of the Company have interests in a variety of activities other than the Company. Accordingly, conflicts may arise in the allocation of time between the Company and one or more of these activities. Potential conflicts of interest could exist or may develop in the future among the Company, its Members, and/or any affiliate of the foregoing, which should be considered carefully by each potential investor. Although the Managers expects to devote substantial time to the activities of the Company, there is no requirement that anyone devote full time the affairs of the Company.

***Broad Discretion in the Use of Proceeds.*** The Board of Managers of the Company will have broad discretion in allocating the net proceeds received from the sale of the Voting Common Unit Shares, which creates uncertainty for Noteholders and could adversely affect the Company's business, prospects, financial condition and results of operations.

# **EXHIBIT B**

# **JOINDER AGREEMENT**

# JOINDER
# TO
# OPERATING AGREEMENT
# OF
# NEW MOTION, LLC

**NEW MOTION, LLC**
8655 Production Ave Suite A
San Deigo, Ca 92121
Attention: Kyle Pool, Manager

In consideration of the issuance to the undersigned of Voting Units in New Motion, LLC, a California limited liability company (the "Company"), the undersigned agrees that, as of the date written below, the undersigned shall become a party to a certain Operating Agreement of the Company, dated as of October 18, 2018, as such agreement may have been amended from time to time (the "Agreement"), among the Company, the Managers, and the and the Parties thereto, and the undersigned shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed a member thereof for all intents and purposes.

Executed as of DATE]

**PURCHASER**

[ENTITY NAME]
Name: [INVESTOR NAME]
By: Investor Signature
Email: [EMAIL ADDRESS]

____________________
Name: ____________________
By: ____________________
Email: ____________________

Beneficial Owner of [SHARES] Voting Membership Units of the Company.

**ACKNOWLEDGED AND ACCEPTED:**

**NEW MOTION, LLC**

Founder Signature
____________________
By: Kyle Pool
Its: Manager

**EXHIBIT C**

**OPERATING AGREEMENT**

# OPERATING AGREEMENT

# OF

# NEW MOTION, LLC

THIS OPERATING AGREEMENT OF **NEW MOTION, LLC**, a limited liability company organized pursuant to California Revised Uniform Limited Liability Company Act (the "Act"), is made and entered into by and among the persons executing this Agreement as Members, and shall be effective as of the Effective Date.

## Article 1. Definitions

The definitions of certain terms used in this Agreement are set forth in Schedule I attached hereto and incorporated herein.

## Article 2. Formation

*Section 2.1* *Organization*. The Members have formed the Company and associate themselves as Members of the Company as formed under and pursuant to the provisions of the Act for the purposes and scope set forth in this Agreement. The Company's Articles of Organization were filed with the Secretary of State of California, and the Company was formed as a valid limited liability company under the Act, as October 18, 2018. The Members shall take such action as may be required to effect any related securities and any other filings required under applicable law. The Company shall bear the costs and expenses associated with such filings.

*Section 2.2* *Agreement*. In consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members agree to the terms and conditions of this Agreement (as it may from time to time be amended according to its terms) and the Articles. The Members intend that this Agreement shall be the sole source of agreement of the Members and the Members agree not to enter into any separate agreements by and among one or more of them with respect to their interests in the Company without the consent of the Company. To the extent any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the least degree possible in order to make this Agreement effective under the Act. In the event the Act is subsequently amended or interpreted in such a way to make valid any provision of this Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such interpretation or amendment.

*Section 2.3* *Name*. The name of the Company is New Motion, LLC and all business of the Company shall be conducted under that name or such other name(s) as determined by the Manager.

*Section 2.4* *Purposes*. The purpose of the Company is to (a) form, manage and operate an alcoholic kombucha production brewery, and (b) manage and operate ancillary businesses related to the foregoing.

*Section 2.5* <u>*Names and Addresses of Members*</u>. The names and addresses of the Members are as reflected on <u>Exhibit A</u> attached hereto and incorporated herein.

*Section 2.6* <u>*Term*</u>. The Term of the Company commenced on October 18, 2018 and shall continue until the Company shall be dissolved and its affairs wound up in accordance with the Act or this Agreement.

*Section 2.7* <u>*Statutory Agent and Office*</u>. The Company's statutory agent and office in California shall be Kyle Pool. At any time, the Board may designate another statutory agent and/or office.

*Section 2.8* <u>*Principal Office*</u>. The Principal Office of the Company shall be at such location as may be hereafter determined by the Board. The following records shall be maintained at the Principal Office:

**2.8.1** A current list of the full name, in alphabetical order, and last known business or residence address of each Member;

**2.8.2** A copy of the Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles have been executed;

**2.8.3** Copies of the Company's federal, foreign, state and local income tax returns and reports, if any;

**2.8.4** A copy of this Agreement, all amendments thereto, and executed copies of any written powers of attorney pursuant to which this Agreement and the amendments have been executed;

**2.8.5** Any financial statements of the Company for the three most recent years;

**2.8.6** Unless contained herein, a writing setting forth the following:

**2.8.6.1** the date on which each Member became a Member and the amount of cash and a description and statement of the other Property or services contributed by each Member and which each Member has agreed to contribute in the future;

**2.8.6.2** any right of a Member to receive, or of the Company to make, distributions to a Member which include a return of all or any part of the Member's Capital Contribution; and

**2.8.6.3** any events upon the happening of which the Company is to be dissolved and its affairs wound up.

**2.8.7** Minutes of every meeting of the Members; and

**2.8.8** Any other information regarding the affairs of the Company that the Board may determine is reasonable.

## Article 3. Accounting; Fiscal Year

*Section 3.1* Accounting Methods. The Company books and records shall be prepared and maintained in accordance with such method of accounting as determined to be appropriate by the Board, consistently applied, except that the Members' Capital Accounts shall be maintained as provided in this Agreement.

*Section 3.2* Inspection. All documents required to be maintained at the Principal Office under Section 2.8, as well as true and full information regarding the state of the Company's business, financial condition and other information regarding the affairs of the Company that is just and reasonable shall be made available upon reasonable demand for any purpose reasonably related to the Member's interest as a Member, during ordinary business hours for inspection and copying at the expense of the Member.

*Section 3.3* Fiscal Year. The fiscal year of the Company shall be the twelve calendar month period ending on December 31 in each year, except that the first year of the Company shall be that period (even if less than twelve months) beginning on October 18, 2018 and ending on the next following December 31, and the final year of the Company shall be that period beginning on January 1 of such year and ending on the date of cancellation of the Articles.

## Article 4. Management of the Company

*Section 4.1* Management by Managers.

**4.1.1** Generally. The Company shall be managed by a Board of Managers (the "Board"). Except as expressly provided otherwise in this Agreement, the Board shall have the exclusive right to manage the Company's business. Accordingly, except as otherwise specifically limited in this Agreement or under applicable law, the Board, at times acting through the officers of the Company, shall: (a) manage the affairs and business of the Company; (b) exercise the authority and powers granted to the Company; and (c) otherwise act in all other matters on behalf of the Company. No Member may take or effect any action on behalf of the Company or otherwise bind the Company in the absence of a formal delegation of authority by the Board to such Member. Except as expressly provided otherwise in this Agreement, the Board, at times acting through the Company's officers, shall take all actions which shall be necessary or appropriate to accomplish the Company's purposes in accordance with the terms of this Agreement. Notwithstanding the foregoing, and except as otherwise provided for herein, all actions requiring the consent or approval of the Board shall require the approval or consent of a Majority of the Managers on the Board.

**4.1.2** Management Deadlocks. In the event that the Board is deadlocked on any management issue after a period of not less than thirty (30) days: (i) if the resolution of such issue does not materially jeopardize the current sustainability of the operations of the business of the Company, the Board shall continue to attempt to resolve the deadlock in good faith through further deliberation, provided however, that if the issue is still not

resolved within six (6) months, the issue shall be submitted to a vote of the Voting Members; and (ii) if the failure of the Board to resolve such issue materially jeopardizes the current sustainability of the operations of the business of the Company, the issue shall immediately be submitted to a vote of the Voting Members.**4.1.3** Other Deadlocks. In the event the Board is unable to reach an agreement on any matter involving an interpretation of this Agreement (a "**Dispute**") the Board shall first attempt to resolve the Dispute in good faith for a period of not less than thirty (30) days. In the event that the Members are unable to resolve the Dispute within 30 days, a "**Deadlock**" shall be deemed to exist and any member of the Board involved in the Deadlock may elect to have the dispute mediated (the "**Mediation**"). The Mediation shall take place in San Diego, California, or any other place that the Board unanimously agrees to. The Mediation shall be conducted before a panel of three mediators selected as follows: two members of the panel would be selected by the Board and the third member of the panel would be selected by the other two members of the panel. Each Member shall equally bear the fees and expenses of the mediation panel. The decision of the mediator shall be final and binding on the Board and the Members.

*Section 4.2* *Number, Tenure and Qualification*. The Company shall initially have four Managers on the Board. As of the Effective Date, the Managers are those persons stated on Exhibit B attached hereto. Each Manager shall hold office until a successor shall have been elected and qualified in accordance with Section 4.3 below. A Manager need not be a resident of the State of California. The authorized number of Managers on the Board shall not be increased from four without a vote of a Majority of the holders of the Units.

*Section 4.3* *Appointment of Managers*. A Manager may be removed from his or her position upon the consent of a Majority of the holders of the Units. Any vacancy occurring in the Board shall be filled by either (i) appointment by an affirmative vote of a majority of the remaining Managers on the Board, or (ii) a Majority of the holders of the Units. A Manager appointed to fill a vacancy shall hold the position until the earlier of his death, resignation, disability or removal by the affirmative vote of a Majority of the holders of the Units.

*Section 4.4* *Manager Compensation*. Each Manager shall not be entitled to any compensation for service as a Manager, except by the consent of a Majority of holders of the Voting Units. Notwithstanding the foregoing, each Manager may be paid for other roles with the Company or services provided for the Company.

*Section 4.5* *Duty of Managers*. Each Manager shall perform his, her or its duties as a Manager in good faith, in a manner he, she or it reasonably believes to be in or not opposed to the best interest of the Company, and with the care that an ordinarily prudent person in a similar position would use under similar circumstances.

*Section 4.6* *Certain Powers of the Board*.

**4.6.1** Subject to Section 5.4, the Board shall have the right, power and authority, in the management of the business and affairs of the Company, to do or cause to be done, at the expense of the Company, any and all acts deemed by the Board to be necessary or appropriate to effectuate the business, purposes and objectives of the Company. Without

limiting the generality of the foregoing, but subject to Section 5.4, the Board shall have the power and authority to:

**4.6.1.1** Establish a record date with respect to all actions to be taken hereunder that require a record date be established, including with respect to allocations and distributions;

**4.6.1.2** Bring and defend on behalf of the Company actions and proceedings at law or in equity before any court or governmental, administrative or other regulatory agency, body or commission or otherwise;

**4.6.1.3** Execute all documents or instruments, perform all duties and powers and do all things for and on behalf of the Company in all matters necessary, desirable, convenient or incidental to the purpose of the Company, including, without limitation, all documents, agreements and instruments related to the making of investments of Company funds;

**4.6.1.4** Issue, sell, grant, or transfer any of the Units authorized under this Agreement, from time to time, for such consideration (or to employees or contractors of the Company, no consideration) as determined by the Board in its sole discretion; and

**4.6.1.5** Open bank accounts and incur indebtedness in any amount deemed advisable by the Board, whether secured or not on the Company's behalf.

**4.6.1.6** The employment and determination of compensation of officers and other key management personnel of the Company, including the adoption of benefit plans and the determination of which personnel shall be participants in such plans, or the termination of the employment of officers and other key management personnel.

**4.6.1.7** To sign on behalf of Company for any documents related to alcohol licensing permits, specifically, but not limited to, the California Department of Alcoholic Beverage Control and the Alcohol and Tobacco Tax and Trade Bureau.

The expression of any power or authority of the Board in this Agreement shall not in any way limit or exclude any other power or authority of the Board that is not specifically or expressly set forth in this Agreement.

*Section 4.7* *Meetings of the Board*.

**4.7.1** Location of Meetings. Meetings of the Board shall be held at the Principal Office of the Company or at such other place, either within or without California, as specified from time to time by the Board.

**4.7.2** Meetings. Meetings of the Board may be called by a Majority of the Board.

**4.7.3** Notice of Meetings. Notice of each meeting of the Board stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each Manager not less than 10 days nor more than 60 days before the date of the meeting..

**4.7.4** Waiver of Notice. Notice of the time, place and purposes of any meeting of the Board may be waived in writing by any Manager, either before, during or after such meeting. Such writing shall be filed with or entered upon the records of the meeting. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except when the Manager attends a meeting for the express and exclusive purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

**4.7.5** Telephonic Meetings. The Managers may participate in and act at any meeting of the Board through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the person or persons so participating.

*Section 4.8* *Officers*. The officers of the Company may consist of a President, Secretary, and Treasurer, along with such other officers as the Board may appoint. Any officers shall be appointed by the Board and shall exercise such powers and perform such duties as are prescribed under this Agreement. Any number of offices may be held by the same person, as the Board may determine, except that no person may simultaneously hold the offices of President and Secretary.

*Section 4.9* *Duties of Officers*. The duties of the officers are as follows:

**4.9.1** Duties of President. The President shall have general and active management of the day to day business and affairs of the Company and shall see that all orders and resolutions of the Board and/or Members are carried into effect. The President shall be permitted to execute bonds, mortgages and other contracts except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board to some other officer or agent of the Company.

**4.9.2** Duties of Secretary. The Secretary shall attend all meetings of the Board and meetings of the Members and record all the proceedings of the meetings of the Members in a book to be kept for that purpose. He or she shall give, or cause to be given, notice of all meetings of the Members and special meetings of the Members, and shall perform such other duties as may be prescribed by the Board or President.

**4.9.3** Duties of Treasurer. The Treasurer shall have the custody of the Company funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such

depositories as may be designated by the Board. The Treasurer shall disburse the funds of the Company as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and the Members, at their regular meetings, or when the Members so require, an account of all his or her transactions as Treasurer and of the financial condition of the Company.

*Section 4.10* *Term of Office*. The officers shall hold office until their successors are elected and qualified and have commenced serving.

*Section 4.11* *Resignation*. Any officer of the Company may resign at any time by giving written notice to the Board. The resignation of any officer shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice. The resignation of an officer who is also a Member shall not affect the officer's rights as a Member and shall not constitute a withdrawal of a Member.

*Section 4.12* *Removal*. Any officer may be removed with or without cause by the Board. The removal of an officer who is also a Member shall not affect the officer's rights as a Member and shall not constitute a withdrawal of a Member.

*Section 4.13* *Vacancies*. Any vacancy occurring in any office shall be filled by the Board. An officer elected to fill a vacancy shall hold office until the earlier of his or her death, resignation or removal.

*Section 4.14* *Officer Compensation*. The officers shall not be entitled to any compensation for their roles as officers, except by the consent of the Board, but may be paid for other services provided to the Company.

**Article 5. Membership Interests; Units; Other Rights and Obligations of Members**

*Section 5.1* *Membership Interests*. The Company's Membership Interests shall be represented solely by "Units". The initial classes of Units shall be "Voting Units" and "Non-Voting Units". Voting Units and Non-Voting Units are collectively the "Common Units". Common Units shall have the rights, preferences, restrictions, and obligations set forth below and elsewhere herein.

**5.1.1** Voting Units. The number of Voting Units that are issued and outstanding at any time shall be set forth on Exhibit A attached hereto, as it may be amended time to time. As set forth herein, each issued and outstanding Voting Unit shall have one vote on every matter subject to a vote by the Members of the Company.

5.1.2. Non-Voting Units. The number of Non-Voting Units that are issued and outstanding at any time shall be set forth on Exhibit A attached hereto, as it may be amended time to time. Except as specifically set forth herein, the Non-Voting Units shall be non-voting without any right to vote on any matter subject to a vote by the Members or participate in the management of the Company.

*Section 5.2* *Incentive Units*.

**5.2.1** Equity Incentive. The Board may establish one or more equity incentive plans, unit purchase plans, or similar equity compensation arrangements (each a "Plan") and may authorize the issuance of or reserve Units thereunder for issuance to the officers, employees, and service providers of the Company. In lieu of issuing actual Units, the Board may establish a Plan that is structured as a "shadow," "tracking," "unit appreciation right," or other similar cash-based plan, which may provide, among other things, that the units issuable under such Plan (A) may or may not be convertible into Membership Interest, and/or (B) are entitled to receive Distributions on such units under this Agreement as if such units were outstanding Units, or cash payments in respect of such units upon the occurrence of specified events. Any units, shares, or cash incentives so issued are hereinafter referred to as "Incentive Units". The Board, in its sole discretion, shall determine the rights, obligations, and conditions incident to any grant or issuance of Incentive Units. The issuance of Incentive Units shall, if applicable, dilute the ownership of all Members such that the Percentage Interest in the Company held by the Members shall be diluted by the same proportion as each Member's Units bears to the aggregate number of Units held by all Members.

**5.2.2** In accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(1) and IRS Notice 2005-43, each Interest Holder authorizes and directs the Company to elect a safe harbor under which the fair market value of any Profits Interests, that is, Incentive Units intended to be treated as "Profits Interests" within the meaning of Notice 2005-43, issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the aggregate number of liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Profits Interests as of the date of issuance of such Incentive Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Interest Holder agrees to comply with all safe harbor requirements while the safe harbor election remains effective.

*Section 5.3* *Limitation of Liability*. Each Member's liability for debts and obligations of the Company shall be limited as set forth in the Act.

*Section 5.4* *Management Rights*. Except as otherwise explicitly provided herein, all Members (other than Assignees who have not been admitted as Substitute Members pursuant to Article 11) shall be entitled to vote on any matter submitted to a vote of the Members. Except as otherwise provided for herein or by statute, all actions requiring the consent or approval of the Members or remaining Members, including without limitation, the continuation of the Company after a Dissolution Event, shall require the consent or approval of a Majority of the holders of the Voting Units; provided that the approval of the following events shall require approval from a Majority of the holders of all the Common Units:

**5.4.1** Any merger, consolidation, sale of all or substantially all of the Company's assets or any other event or transaction that would result in a change in control of the Company (other than a transaction undertaken for primarily equity raising purposes);

**5.4.2** Change the object and purpose of the Company; and

**5.4.3** Dissolution or liquidation of the Company.

*Section 5.5* Majority. Subject to Section 5.4, and any other provision of this Agreement or the Act requiring the vote, consent, or approval of a different percentage of the Units (unless validly modified hereby), no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a Majority of the Units entitled to vote on such matter.

*Section 5.6* Withdrawal of a Member. Except as specifically provided, and subject to the provisions for Disposition contained in Article 10, no Member shall have the right to withdraw from membership in the Company without the approval of the Board.

*Section 5.7* Members Have No Exclusive Duty to the Company. Any Member may have other business interests and may engage in or invest in other activities in addition to those relating to the Company, whether or not such activities compete with the business of the Company; provided, however, that the foregoing shall not relieve any of the Members from liability associated with the unauthorized disclosure of the Company's confidential information obtained pursuant to this Agreement. No Member, acting in the capacity of a Member, shall be obligated to offer to the Company or to the other Members any opportunity to participate in any other business venture. Neither the Company nor the other Members shall have any right to any income or profit derived from any such other business venture of a Member.

## Article 6. Meetings of Members

*Section 6.1* Location of Meetings. Meetings of the Members shall be held at the Principal Office of the Company or at such other place, either within or without California, as specified from time to time by the Board.

*Section 6.2* Annual Meetings. The annual meeting of Members of the Company for the transaction of such business as may properly come before the meeting shall be held on such date as designated by the Board each year. Failure to hold the annual meeting at the designated time shall not cause a forfeiture or dissolution of the Company.

*Section 6.3* Special Meetings. Special meetings of the Members, for any purpose or purposes, may be called upon the request of the Board or upon the request of not less than a Majority of the Units (based on their Units) then entitled to vote at the meeting.

*Section 6.4* Notice of Meetings. Notice of each meeting of Members stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each Member entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

*Section 6.5* *Waiver of Notice*. Notice of the time, place and purposes of any meeting of Members may be waived in writing by any Member, either before, during or after such meeting. Such writing shall be filed with or entered upon the records of the meeting. Attendance of a Member at a meeting shall constitute a waiver of notice of such meeting, except when the Member attends a meeting for the express and exclusive purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

*Section 6.6* *Proxies*. At all meetings of Members, a Member may vote in person or by proxy executed in writing by a Member or such Member's duly authorized attorney-in fact. Such proxy shall be filed with the Company before or at the time of the meeting. No proxy shall be valid after three months from the date of its execution, unless otherwise provided in the proxy. Every appointment of a proxy shall be revocable.

*Section 6.7* *Action by Members Without a Meeting*. Any action that may be authorized or taken at a meeting by the Members may be authorized or taken without a meeting with the affirmative vote or approval of, and in a writing or writings signed by, a Majority of the Units (or such higher threshold specified hereunder for any individual vote or approval) who would be entitled to vote at a meeting of the Members held for such purpose, which writing or writings shall be filed with or entered upon the records of the Company. Written consent of a Majority of the Units (or such higher threshold specified hereunder for any individual vote or approval) entitled to vote on any matter has the same force and effect as a vote by the Majority of the Units (or such higher threshold specified hereunder for any individual vote or approval).

*Section 6.8* *Telephonic Meetings*. The Members may participate in and act at any meeting of Members through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the person or persons so participating.

## Article 7. Contributions and Capital Accounts

*Section 7.1* *Contributions*. As of the Effective Date, each Member has heretofore made a Capital Contribution to the Company as reflected in Exhibit A. No interest shall accrue on any Capital Contribution and no Member shall have the right to withdraw or be repaid any Capital Contribution except as provided in this Agreement. Persons may be admitted to the Company as Members and Units may be created and issued to such Persons and to existing Members upon the approval of and on the terms and conditions as are determined by the Board at the time of admission. The terms of admission or issuance must specify the Units applicable thereto and may provide for the creation of different classes or groups of Members having different rights, powers and duties.

*Section 7.2* *Additional Capital Contributions*. If funds in addition to the initial capital contributions and any loans are, in the reasonable judgment of the Board, required to meet the reasonable needs of the business, the Members may make additional capital contributions in accordance with the terms and conditions as are determined by the Board. If the Board determines to request additional capital contributions, the Members shall each be given the opportunity to

contribute additional capital to the Company in an amount equal to the amount of the needed capital in proportion to their respective Units. Notwithstanding anything in this Section 7.2 to the contrary, no Member shall be required to make any additional capital contribution, and the only recourse of the Company in the event that any such Member does not make a capital contribution is the dilution of the ownership interest of such non-contributing Member as determined in good faith by the Board.

*Section 7.3* Loans From Members. In the event the Board determines that it is in the best interests of the Company to borrow funds from one or more of the Members for use in the operation of the business, then such Members may make such loans as they mutually agree upon with the Board. Any loans made pursuant to this Section 7.3 shall be payable upon such commercially reasonable terms as the Board shall determine. In making any such loan, Members shall be treated as a general creditor and not as a Member.

*Section 7.4* *Maintenance of Capital Accounts*. Separate Capital Accounts shall be maintained by the Company for each Member in accordance with the Code and Regulations.

*Section 7.5* *Sale or Exchange of Business*. In the event of a sale or exchange of some or all of a Member's Units in the Company, the Capital Account of the transferring Member shall become the capital account of the Assignee to the extent it relates to the portion of the Units transferred.

*Section 7.6* *Compliance with Section 704(b) of the Code*. The provisions of this Article and the other Articles of this Agreement which relate to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations. Notwithstanding anything herein to the contrary, this Agreement shall not be construed as creating a deficit restoration obligation or otherwise personally obligate any Member to make a Capital Contribution in excess of such Member's Commitment.

*Section 7.7* *Section 754 Election*. If a Distribution of Company Property as described in § 734 of the Code or a transfer of a Membership Interest as described in § 743 of the Code occurs, then on the written request of any Member the Company shall elect pursuant to § 754 of the Code to adjust the basis of Company Properties.

**Article 8. Allocations and Distributions**

*Section 8.1* *Allocations of Net Profit and Net Losses from Operations*. Except as may be required in this Article 8 or by § 704(c) of the Code, Net Profits, Net Losses and other items of income, gain, loss, deduction and credit shall be apportioned among the Members pro rata in proportion to their respective Units.

*Section 8.2* *Regulatory Allocations*. Notwithstanding any other provision in this Article 8 or any other Article in this Agreement to the contrary, in order to comply with the rules set forth in the Regulations for (i) allocations of income, gain, loss and deductions attributable to nonrecourse liabilities, and (ii) partnership allocations where partners are not liable to restore deficit capital accounts, the following rules shall apply:

**8.2.1** “Partner nonrecourse deductions” as described and defined in Section 1.704-2(i)(1) and (2) of the Regulations attributable to a particular “partner nonrecourse liability” (as defined in Section 1.704-2(b)(4); *e.g.*, a Company liability which one or more Members have guaranteed) shall be allocated among the Members in the ratio in which the Members bear the economic risk of loss with respect to such liability;

**8.2.2** Items of Company gross income and gain shall be allocated among the Members to the extent necessary to comply with the minimum gain chargeback rules for nonrecourse liabilities set forth in Sections 1.704-2(f) and 1.704-2(i)(4) of the Regulations; and

**8.2.3** Items of Company gross income and gain shall be allocated among the Members to the extent necessary to comply with the qualified income offset provisions set forth in Section 1.704-1(b)(2)(ii)(d) of the Regulations, relating to unexpected deficit capital account balances (after taking into account (i) all capital account adjustments prescribed in Section 1.704-1(b)(2)(ii)(d) of the Regulations and (ii) each Member’s share, if any, of the Company’s partnership minimum gain and partner nonrecourse minimum gain as provided in Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations).

*Section 8.3* Distributions. From time to time, and subject to the restrictions of this Agreement, if the Board determines in its reasonable judgment that the Company’s cash on hand and other Property exceeds the Company’s current and anticipated needs, including without limitation needs, if any, for operating expenses, debt service, acquisitions, reserves and mandatory Distributions, it may cause the Company to make Distributions of such excess to the Members pro rata in proportion to their respective Units.

*Section 8.4* Tax Distribution. The Company shall make distributions to the Members in any amount sufficient to satisfy the Members’ tax obligations with respect to Company’s net income. For purposes of this Section 8.4, a tax rate of 40% shall be assumed for each Member. These Distributions shall be made in the same manner as any Distributions made pursuant to Section 8.3.

*Section 8.5* *Limitations on Distributions and Withdrawals.*

**8.5.1** No Distribution shall be declared and paid unless, after the Distribution is made, the fair value of the assets of the Company are in excess of all liabilities of the Company, except liabilities to the Members with respect to their Capital Accounts.

**8.5.2** No Member shall be liable to the Company for the amount of a Distribution received provided that, at the time of the Distribution, such Member did not know that the Distribution was in violation of Section 8.5.1. A Member which receives a Distribution in violation of Section 8.5.1, and knew at the time of the Distribution that the Distribution violated such condition, shall be liable to the Company for the amount of the Distribution.

*Section 8.6* <u>No Other Withdrawals</u>. Except as provided in this Agreement, no withdrawals or Distributions shall be required or permitted.

## Article 9. Taxes

*Section 9.1* <u>Elections</u>. It is the intent of the Company and the Members that the Company shall be treated as a partnership for federal, state, and local income tax purposes. Neither the Company, the Board, nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

*Section 9.2* <u>Appointment; Resignation</u>. The Board shall appoint a Person to serve as the "partnership representative" (as defined in Section 6223(a) of the Code, as amended (the "<u>Code</u>") by the Bipartisan Budget Act of 2015 ("<u>BBA</u>")) (the "<u>Partnership Representative</u>"). The Partnership Representative may resign at any time. If the Person selected by the Board ceases to be the Partnership Representative for any reason, the Board shall appoint a new Partnership Representative.

*Section 9.3* <u>Tax Examinations and Audits</u>. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Each Member agrees that it will not treat any Company item inconsistently on such Member's income tax return. The Board and/or the Partnership Representative shall keep all Members advised of any dispute the Company may have with any federal, state, or local taxing authority and shall afford the Members the right to participate directly in negotiations with any such taxing authority in an effort to resolve any such dispute.

*Section 9.4* <u>BBA Elections</u>. To the extent permitted by Applicable Law and regulations, the Company will not elect into the partnership audit procedures enacted under Section 1101 of the BBA (the "<u>BBA Procedures</u>"). For any year in which Applicable Law and regulations do not permit the Company to elect out of the BBA procedures, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will elect the alternative procedure under Section 6226 of the Code, as amended by Section 1101 of the BBA, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

*Section 9.5* <u>Income Tax Elections</u>. Except as otherwise provided herein, the Board shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company; provided, that the Partnership Representative will make an election under Section 754 of the Code, in accordance with Section 7.7 hereof.

*Section 9.6* <u>Tax Returns</u>.

**9.6.1** At the expense of the Company, the Board will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns

property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Board will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

**9.6.2** Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, local, foreign, or other income tax return inconsistently with the treatment of the item on the Company's income tax return.

## Article 10. Disposition of Membership Interests

*Section 10.1* *Dispositions not in Compliance with this Article Void.* Any attempted Disposition of a Unit, or any part thereof, not in compliance with this Article is null and void ab initio.

*Section 10.2* *Right of First Refusal.*

**10.2.1** Grant. The Company and its Members are hereby granted a right of first refusal (the "First Refusal Right") exercisable in connection with any proposed Disposition of Membership Interest, except for any Disposition as provided for in Sections 10.2.7, 10.2.8, 10.2.9, or 10.2.10.

**10.2.2** Notice of Intended Disposition**.** In the event a Member desires to accept a bona fide third-party offer for the Disposition of any or all of the Member's Units (the Units subject to such offer to be hereinafter called the "Target Membership Interest"), the Member shall promptly (i) deliver to the President of the Company and the other Members written notice (the "Disposition Notice") of the terms and conditions of the offer, including the portion of the Member's Units subject to the offer, the purchase price, the identity of the third-party offeror, and, upon request of the President or any Member, information verifying the financial ability of the third-party offeror to purchase the Target Membership Interest, and (ii) provide satisfactory proof that the Disposition of the Target Membership Interest to such third-party offeror would not be in contravention of the provisions of this Agreement.

**10.2.3** Exercise of Right by the Company. The Company shall, for a period of thirty (30) days following receipt of the Disposition Notice, have the right to purchase all or any portion of the Target Membership Interest specified in the Disposition Notice for the purchase price contained in the Disposition Notice (the "Purchase Price"). Such right shall be exercised by (i) delivering written notice to the transferor Member and the other Members prior to the expiration of the 30-day exercise period and (ii) consummating such transaction within thirty (30) days after the date of such notice.

**10.2.4** Exercise of Right by the Other Members. If the Company does not elect to purchase the entire Target Membership Interest, then the holders of Common Units may elect to purchase the portion of the Target Membership Interest that the Company does not purchase for the Purchase Price during the thirty (30) day period following the decision of the Company not to exercise the

Company's First Refusal Right. If more than one holder of Common Units chooses to exercise such First Refusal Right, such holders shall be entitled to purchase their Pro Rata Share of the Target Membership Interest. Such right shall be exercised by (i) delivering written notice to the transferor Member and the Company within thirty (30) days after the expiration of the Company's 30-day exercise period and (ii) consummating such transaction within thirty (30) days after the date of such notice.

**10.2.5** Payment of Purchase Price. All payments of the Purchase Price shall be made by cash, certified or bank check, wire transfer or such other method as is mutually agreeable to the parties. Unless otherwise agreed to by the parties to the purchase transaction involving the Target Membership Interest, the Purchase Price for any purchase by the Company or one or more Members under the rights set forth in Section 10.2.3 or 10.2.4, shall be paid in two equal installments, the first such installment being due and payable at closing and the second such installment being due and payable on the first anniversary of the closing. The balance of the Purchase Price shall be represented by a promissory note of the purchaser of the Target Membership Interest, bearing interest from the date of closing at a rate equal to the rate announced from time to time by J.P. Morgan Chase or its successors, as its prime rate, adjusted on the first day of each calendar quarter after the date of closing and payable on the due date of each such note. All notes shall contain a right of prepayment without penalty.

**10.2.6** Non-Exercise of Right. In the event the Company and/or the holders of Common Units do not purchase all of the Target Membership Interest, the transferor Member shall have a period of thirty (30) days thereafter in which to Dispose of the Target Membership Interest to the third-party offeror identified in the Disposition Notice upon terms and conditions specified in the Disposition Notice; provided, however, that any such Disposition must not be effected in contravention of the provisions of this Agreement. In the event the Member does not effect such Disposition of the Target Membership Interest within the specified thirty (30) day period, the First Refusal Right set forth herein shall continue to be applicable to any subsequent Disposition of the Target Membership Interest by the Member.

**10.2.7** Exception To Right of First Refusal. No First Refusal Right shall apply to a Disposition of any or all of a Member's Units when the Disposition is to (a) another Member, (b) any Member's spouse or lineal descendants, or any trust or other entity controlled by such Member, his spouse or any of their lineal descendants; or (c) pursuant to any Member's trusts or estate upon the death of such Member. Notwithstanding the foregoing, in the event of clause (a) above, the transferor under this Section 10.2.7 shall promptly deliver to the Secretary of the Company written notice of the terms and conditions of the Disposition including the portion of the Member's Units subject to the Disposition, and in the event such transferee is not already a Member, shall execute a joinder to this Agreement, pursuant to which such transferee shall agree to be bound by the terms of this Agreement.

**10.2.8** Departure of a Member.

**10.2.8.1** Exercise of Right by the Remaining Members. If any Member that is a natural person (i) dies or becomes disabled, or (ii) is subject to any proceeding under state or federal bankruptcy laws or is party to a divorce or dissolution of marriage proceeding that, in either case, results, or could reasonably be expected to result, in the transfer of any portion of his Membership Interests to any third party (such Member, a "Departing Member"), then for a period of 180 days after the date of the occurrence causing the Member's departure, the Company shall have the right to purchase such Member's Units on the terms and conditions set forth in Section 10.2.8.3. Such right shall be exercised by (y) delivering written notice to the Departing Member, his or her estate and/or heirs within such 180 day period and (z) consummating such transaction within 90 days after the date of such written notice of exercise.

**10.2.8.2** Non-Exercise of Right. In the event the Company does not purchase the Departing Member's Units, then the Departing Member shall remain a Member or, in the case of the death of the Departing Member, the Departing Member's heir(s) shall become an Assignee until such time, if at all, as the Company accepts the heir(s) as a Member.

**10.2.8.3** Purchase Price. The purchase price of the Departing Member's Units will be equal to the fair market value of the Departing Member's Units in the Company. Should the parties be unable to mutually agree upon such fair value within 30 days after the remaining Members have exercised their rights, the purchase price shall be determined by an independent appraiser mutually agreed upon by the parties. Should the parties be unable to agree upon an independent appraiser within ten days after such 30 day period, each party shall select one independent appraiser and the appraisers so selected will choose a third independent appraiser that will determine the fair market value. Each party shall have ten days following the expiration of such period to choose its appraiser, and in the event either party fails to select an appraiser within such period, such party's right to select an appraiser shall be forfeited and the appraisal shall be conducted solely by the appraiser selected by the other party. The purchase price as so determined shall be paid on the terms set forth in Section 10.2.5.

**10.2.9** Drag-Along Rights. In the event of the Members having Voting Units equal to or greater than 50% of all issued and outstanding Voting Units proposes to Dispose of all of his, her or its Units in the Company to a proposed third party (collectively, the "Disposing Members"), then for a period of fifteen (15) days after the last day on which such rights could be exercised, the Disposing

Member or Members shall have the right (hereby irrevocably granted by each Member) to compel each of the other Members to sell their Units to the proposed third party, simultaneously with the sale of the Disposing Members' or Members' Units, on the same terms and conditions as accepted, subject to this Agreement, by the Disposing Member or Members, and the other Members shall be required to cooperate fully in effectuating such sale of Units to the proposed third party on those terms and conditions.

**10.2.10** Tag-Along Rights. In the event that Disposing Members propose to sell, assign or transfer to any person a majority of the Units of the Company in one or more related transactions and the Disposing Members do not exercise their rights under Section 10.2.9 above (a "Tag-Along Sale"), the Company shall promptly give written notice (the "Tag-Along Notice") to all Members at least fifteen (15) days prior to the execution of such transfer. The Tag-Along Notice shall describe in reasonable detail the Tag-Along Sale, including, without limitation, the number and type of securities to be transferred (the "Tag-Along Units"), the nature of such transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee. Each Member (a "Participating Member") may elect to exercise a right of co-sale to participate on a pro rata basis in any Tag-Along Sale on the same terms and conditions specified in the Tag-Along Notice by delivering to the Company written notice to that effect within ten (10) days after receipt of the Tag-Along Notice. Such Participating Member may include in the Tag-Along Sale all or any part of such Participating Member's Tag-Along Units equal to the product obtained by multiplying (i) the aggregate number of Tag-Along Units originally proposed to be sold in the Tag-Along Sale by (ii) a fraction, the numerator of which is the number of Tag-Along Units owned by such Participating Member immediately before consummation of the Tag-Along Sale and the denominator of which is the total number of Tag-Along Units owned, in the aggregate, immediately prior to the consummation of the Tag-Along Sale by such Participating Member plus the number of Tag-Along Units held by the Disposing Members.

## Article 11. Admission of Assignees and Additional Members

*Section 11.1* *Rights of Assignees*. The Assignee of a Unit has no right to participate in the management of the business and affairs of the Company or to become a participant in the management of the business and affairs of the Company or to become a Member. The Assignee is only entitled to receive Distributions and return of capital.

*Section 11.2* *Admission of Substitute Members*. An Assignee of a Unit shall be admitted as a Substitute Member and entitled to all the rights of the Member who initially assigned the Unit(s) only with the approval of the Board. The Board may grant or withhold the approval of such admission for any reason in their sole and absolute discretion. If so admitted, the Substitute Member has all the rights and powers and is subject to all the restrictions and liabilities of the Member originally assigning the Unit(s). The admission of a Substitute Member shall not release the Member originally assigning the Unit(s) from any liability to the Company that may have existed prior to the approval.

*Section 11.3* *Admission of Additional Members*. With the consent of and on terms and conditions as are determined by the Board, the Company may permit the admission of Additional Members.

**Article 12. Dissolution and Winding Up**

*Section 12.1* *Dissolution*. The Company shall be dissolved and its affairs wound up as set forth in the Act (which, unless within ninety (90) days after such event the Members agree to continue the business of the Company upon the Majority vote of the remaining Members) or upon the consent or approval of the Board and consented to by the Members (as provided herein) shall constitute a "Dissolution Event".

*Section 12.2* *Effect of Dissolution*. Upon dissolution, the Company shall cease carrying on (as distinguished from the winding up of) the Company business, but the Company is not terminated and continues until the winding up of the affairs of the Company is completed and the certificate of dissolution has been issued by the Secretary of State of the State of California.

*Section 12.3* *Distribution of Assets on Dissolution*. Upon the winding up of the Company, the Company Property shall be distributed:

**12.3.1** to creditors, including Members who are creditors, to the extent permitted by law, in satisfaction of Company Liabilities; and

**12.3.2** to Members in accordance with Section 8.3.

*Section 12.4* *Winding Up and Certificate of Dissolution*. The winding up of the Company shall be completed when all debts, liabilities and obligations of the Company have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining Property and assets of the Company have been distributed to the Members. Upon the completion of winding up of the Company, a certificate of dissolution shall be delivered to the Secretary of State of the State of California for filing. The certificate of dissolution shall set forth the information required by the Act.

**Article 13. Amendment**

*Section 13.1* *Agreement May Be Modified*. This Agreement may be modified as provided in this Article 13 (as the same may, from time to time, be amended).

*Section 13.2* *Amendment or Modification of This Agreement*. This Agreement may be amended or modified from time to time only by a written instrument adopted by the Board and by a Majority of the Common Units. Notwithstanding the foregoing, the Manager may update and amend this Agreement to reflect the current holdings of its Members on Exhibit A or to correct any unintended errors, without any further consents or approvals.

**Article 14. Miscellaneous Provisions**

*Section 14.1* *Entire Agreement*. This Agreement represents the entire agreement among all the Members.

*Section 14.2* Rights of Creditors and Third Parties Under This Agreement. This Agreement is entered into among the Company, its Members, and their successors and assignees. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

*Section 14.3* Notices. All notices and demands required or permitted under this Agreement shall be in writing, as follows: (i) by actual delivery of the notice into the hands of the party entitled to receive it; (ii) by mailing such notice by registered or certified mail, return receipt requested, in which case the notice shall be deemed to be given five Business Days following the date of its mailing; or (iii) by any overnight carrier, in which case the notice shall be deemed to be given one Business Day following the date it is sent. All notices which concern this Agreement shall be addressed as follows:

**14.3.1** If to the Company, any Manager or President: to the Principal Office of the Company.

**14.3.2** If to the Members: to the address as shown from time to time on the records of the Company. Any Member may specify a different address, which change shall become effective upon receipt of such notice by the Company.

*Section 14.4* Severability. If any provision of this Agreement or the application of such provision to any Person or circumstance shall be held invalid, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those as to which it is held invalid, shall not be affected.

*Section 14.5* Parties Bound. This Agreement shall be binding upon the Company, the Members and their respective successors, assigns, heirs, devisees, legal representatives, executors and administrators.

*Section 14.6* Applicable Law. The laws of the State of California shall govern this Agreement, excluding any conflict of laws rules. The Members irrevocably agree that all actions or proceedings in any way, manner or respect, arising out of or from or related to this Agreement shall be litigated only in courts having situs within San Diego County, California. Each Member hereby consents and submits to the jurisdiction of any local, state or federal court located within said county and state and hereby waives any rights it may have to transfer or change the venue of any such litigation. To the extent permitted by applicable law, the provisions of this Agreement shall override the provisions of the Act to the extent of any inconsistency or contradiction between them.

*Section 14.7* Partition. Each Member irrevocably waives any right that it may have to maintain any action for partition with respect to Company Property.

*Section 14.8* Strict Construction. It is the intent of the Members that this Agreement shall be deemed to have been prepared by all of the parties to the end that no Member shall be entitled to the benefit of any favorable interpretation or construction of any term or provision hereof under any rule or law.

*Section 14.9* <u>*Headings*</u>. The headings in this Agreement are inserted for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision.

*Section 14.10* <u>*Counterpart Execution*</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original but together shall constitute but one and the same agreement.

*Section 14.11* <u>*Pronouns*</u>. All pronouns shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the Person or Persons may require.

*Section 14.12* <u>*Effect of Waiver or Consent*</u>. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations hereunder or with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person. Failure on the part of a Person to complain of any act or to declare any Person in default hereunder, irrespective of how long that failure continues, does not constitute a waiver by that Person of his rights with respect to that default.

*Section 14.13* <u>*Further Assurances*</u>. Each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and the transactions contemplated herein.

*Section 14.14* <u>*Indemnification for Breach*</u>. To the fullest extent permitted by law, each Member shall indemnify the Company and each other Member and hold them harmless from and against all losses, costs, liabilities, damages and expenses (including, without limitation, costs of lawsuit(s) and attorneys' fees) they may incur on account of any material breach by that Member of this Agreement.

*Section 14.15* <u>*Indemnification; Limited Liability*</u>.

**14.15.1** The provisions of Act shall apply to the Company.

**14.15.2** The Company shall indemnify each Member, Manager and officer of the Company and shall hold each Member, Manager and officer of the Company harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever that may be imposed upon, incurred by, or asserted against any of them (including, without limitation, all costs and expenses of defense, appeal and settlement) to the fullest extent permitted by the Act.

**14.15.3** The obligations of the Company under the preceding clause 14.15.2 shall be satisfied solely from the assets of the Company and no Member shall have any personal liability on account thereof.

**14.15.4** No Member shall be liable for any debts, liabilities, contracts or any obligations or liabilities of the Company, except as otherwise expressly required by California law.

*Section 14.16* Disclosure and Waiver of Conflicts. In connection with the preparation of this Agreement, the Members acknowledge and agree that: (i) the attorney that prepared this Agreement ("Attorney") acted as legal counsel to the Company; (ii) the Members have been advised by the Attorney that the interests of the Members are opposed to each other and are opposed to the interests of the Company; and (iii) each of the Members has been advised by the Attorney to retain separate legal counsel. Notwithstanding the foregoing, the Members (x) desire the Attorney to represent the Company; (y) acknowledge that they have been advised to retain separate counsel and have waived their right to do so; and (z) jointly and severally forever waive any claim that the Attorney's representation of the Company constitutes a conflict of interest.

*Section 14.17* Organizer. The organizer of the Company set forth in the Articles of Organization shall not be liable or responsible for any of the Company's debts or obligations, and the organizer shall not have any liability to the Company or the Member for any action taken or failure to take any action as an organizer of the Company.

*Signature Page to Immediately Follow*

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the Effective Date.

MEMBERS:

Kyle Pool

Andrew Sist

Andy Sist

A. Jarrell

Ariana Jarrell

Megan Alkana

Megan Alkana

## SCHEDULE I - DEFINITIONS

1. **Act.** California Revised Uniform Limited Liability Company Act, as amended or superseded.

2. **Additional Member.** A member other than an Existing Member or a Substitute Member who has acquired a Membership Interest from the Company and who agrees to be bound by the terms and conditions of this Agreement.

3. **Agreement.** This Agreement, including all amendments adopted hereto as provided herein and in accordance with the Act.

4. **Articles.** The Articles of Organization of the Company as properly adopted and as amended from time to time by the Members and filed with the Secretary of State of California.

5. **Assignee.** A transferee of a Unit who has not been admitted as a Substitute Member.

6. **Business Day.** Any day other than Saturday, Sunday or any legal holiday observed in the State of California.

7. **Capital Account.** The account maintained for a Member or Assignee determined in accordance with Article 7 and Section 1.704 - 1(b) of the Regulations.

8. **Capital Contribution.** The gross amount of investment by a Member or all Members, as the case may be, which may consist of cash, Property, services rendered, promissory note(s) or any other binding obligation(s) to contribute cash or Property or to perform services.

9. **Code.** The Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

10. **Commitment.** The Capital Contributions that a Member or Assignee is obligated to make.

11. **Company.** New Motion, LLC, formed under the laws of California, and any successor limited liability company.

12. **Company Liability.** Any enforceable debt or obligation for which the Company is liable or which is secured by any Company Property.

13. **Distribution.** A transfer of Property to a Member on account of a Membership Interest.

14. **Disposition (Dispose).** Any sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation, or other transfer, absolute or as security or as an encumbrance (including dispositions by operation of law, e.g., dispositions in a merger or consolidation).

15. **Dissolution Event.** An event, the occurrence of which may result in the dissolution of the Company under Article 12.

16. **Effective Date.** October 18, 2018.

17. **Interest Holder**. A Person who is a Member, Assignee, or Substitute Member.

18. **Majority.** A "Majority" means more than fifty percent (50%).

19. **Manager.** A Manager of the Company as described in Section 4.2.

20. **Member.** Existing Member, Substitute Member or Additional Member and, unless the context expressly indicates to the contrary, includes any Member and Assignee whose ownership in the Company has not been terminated as a result of a Disposition of the Membership Interest under Article 10 or a Dissolution and Winding Up under Article 12.

21. **Membership Interest.** The rights of a Member or, in the case of an Assignee, the rights of the assigning Member in Distributions (liquidating or otherwise) and allocations of the profits, losses, gains, deductions and credits of the Company.

22. **Net Losses.** The losses and deductions of the Company determined in accordance with such methods of accounting adopted by the Company, consistently applied from year to year.

23. **Net Profits.** The income and gains of the Company determined in accordance with such methods of accounting adopted by the Company, consistently applied from year to year.

24. **Organization.** A Person other than a natural person. Organization includes, without limitation, corporations (both non-profit and other corporations), partnerships (both limited and general), joint ventures, limited liability companies, trusts and unincorporated associations, but the term does not include joint tenancies and tenancies by the entirety.

25. **Person.** An individual, trust, estate or any incorporated or unincorporated organization permitted to be a member of a limited liability company under the laws of the State of California.

26. **Principal Office.** The principal office of the Company as described in Section 2.8.

27. **Pro Rata Share.** The amount equal to (a) the number of Units of the Member as of the date of exercise of a First Refusal Right, divided by (b) the aggregate number of Units held by all Members who elect to purchase the Target Membership Interest; multiplied by (c) the number of Units to be transferred under the exercised First Refusal Right.

28. **Property.** Any property, real or personal, tangible or intangible, including money and any legal or equitable interest in such property but excluding services and promises to perform services in the future.

29. **Regulations.** Except where the context indicates otherwise, the permanent, temporary, or proposed regulations of the Department of the Treasury under the Code as such regulations may be lawfully changed from time to time.

30. **Related Person.** A person having a relationship to a Member that is described in Section 1.752-4(b) of the Regulations.

31. **Taxable Year.** The taxable year of the Company as determined pursuant to § 706 of the Code.

32. **Term.** The period of duration stated in Section 2.6.

33. **Unit**. As defined in Section 5.1.

# EXHIBIT A

**Dated:** October 18, 2018.

| Member's Name and Address | Member Capital Contributions | Common Voting Units | Common Non-Voting Units | Incentive Units |
|---|---|---|---|---|
| Kyle Pool | $120,000 | 450,000 | 0 | 0 |
| Andy Sist | $12,500 | 350,000 | 0 | 0 |
| Ariana Jarrell | $15,000 | 100,000 | 0 | 0 |
| Megan Alkana | $12,500 | 100,000 | 0 | 0 |
| **Total** | **$160,000** | **1,000,000** | **0** | **0** |

## EXHIBIT A

**Dated:** January 31, 2020.

| Member's Name and Address | Member Capital Contributions | Common Voting Units | Common Non-Voting Units | Incentive Units |
|---|---|---|---|---|
| Kyle Pool | $120,000 | 450,000 | 0 | 0 |
| Andy Sist | $12,500 | 350,000 | 0 | 0 |
| Ariana Jarrell | $15,000 | 100,000 | 0 | 0 |
| Megan Alkana | $12,500 | 100,000 | 0 | 0 |
| MainChain Ventures, LLC | $0 | 0 | 0 | 10,000 |
| **Total** | **$160,000** | **1,000,000** | **0** | **10,000** |

# EXHIBIT A

**Dated:** September 15, 2020.

| Member's Name and Address | Member Capital Contributions | Common Voting Units | Common Non-Voting Units | Incentive Units |
|---|---|---|---|---|
| Kyle Pool | $282,500 | 450,000 | 0 | 0 |
| Andy Sist | $84,500 | 350,000 | 0 | 0 |
| Ariana Jarrell | $38,500 | 100,000 | 0 | 0 |
| Megan Alkana | $38,500 | 100,000 | 0 | 0 |
| MainChain Ventures, LLC | $0 | 0 | 0 | 10,000 |
| Cody Morris | $0 | 54,600 | 0 | 0 |
| **Total** | **$444,000** | **1,054,600** | **0** | **10,000** |

**EXHIBIT A**

**Dated:** December 22, 2020.

| **Member's Name and Address** | **Member Capital Contributions** | **Common Voting Units** | **Common Non-Voting Units** | **Incentive Units** |
|---|---|---|---|---|
| Kyle Pool | $282,500 | 450,000 | 0 | 0 |
| Andy Sist | $84,500 | 350,000 | 0 | 0 |
| Ariana Jarrell | $38,500 | 100,000 | 0 | 0 |
| Megan Alkana | $38,500 | 100,000 | 0 | 0 |
| MainChain Ventures, LLC | $0 | 0 | 0 | 10,000 |
| Cody Morris | $0 | 54,600 | 0 | 0 |
| Andrew Kelly | $25,000 | 27,323 | 0 | 0 |
| **Total** | **$444,000** | **1,081,923** | **0** | **10,000** |

# EXHIBIT A

**Dated:** October 21, 2022

| Member's Name and Address | Member Capital Contributions | Common Voting Units | Common Non-Voting Units | Incentive Units |
|---|---|---|---|---|
| Kyle Pool | $282,500 | 450,000 | 0 | 0 |
| Andy Sist | $84,500 | 350,000 | 0 | 0 |
| Ariana Jarrell | $38,500 | 107,500 | 0 | 0 |
| Megan Alkana | $38,500 | 107,500 | 0 | 0 |
| MainChain Ventures, LLC | $0 | 0 | 0 | 10,000 |
| Cody Morris | $0 | 61,300 | 0 | 0 |
| Andrew Kelly | $25,000 | 27,323 | 0 | 0 |
| Aaron and Darlene Hart | $30,000 | 4,392 | 0 | 0 |
| **Total** | **$444,000** | **1,108,015** | **0** | **10,000** |

# EXHIBIT A

**Dated:** November 30, 2022

| **Member's Name and Address** | **Member Capital Contributions** | **Common Voting Units** | **Common Non-Voting Units** | **Incentive Units** |
|---|---|---|---|---|
| Kyle Pool | $282,500 | 450,000 | 0 | 0 |
| Andy Sist | $84,500 | 350,000 | 0 | 0 |
| Ariana Jarrell | $38,500 | 107,500 | 0 | 0 |
| Megan Alkana | $38,500 | 107,500 | 0 | 0 |
| MainChain Ventures, LLC | $0 | 0 | 0 | 10,000 |
| Cody Morris | $0 | 61,300 | 0 | 0 |
| Andrew Kelly | $25,000 | 27,323 | 0 | 0 |
| Aaron and Darlene Hart | $30,000 | 4,392 | 0 | 0 |
| Francis Garcia | $20,000 | 2,928 | 0 | 0 |
| **Total** | **$464,000** | **1,110,943** | **0** | **10,000** |

## EXHIBIT A

**Dated:** December 31, 2022

| Member's Name and Address | Member Capital Contributions | Common Voting Units | Common Non-Voting Units | Incentive Units |
|---|---|---|---|---|
| Kyle Pool | $436,000 | 467,108 | 0 | 0 |
| Andy Sist | $68,500 | 354,392 | 0 | 0 |
| Ariana Jarrell | $192,000 | 124,608.00 | 0 | 0 |
| Megan Alkana | $68,500 | 111,892.00 | 0 | 0 |
| MainChain Ventures, LLC | $0 | 0 | 0 | 10,000 |
| Cody Morris | $0 | 61,300 | 0 | 0 |
| Andrew Kelly | $25,000 | 27,323 | 0 | 0 |
| Aaron and Darlene Hart | $30,000 | 4,450 | 0 | 0 |
| Francis Garcia | $20,000 | 2,928 | 0 | 0 |
| Shayne and Eliza Granflor | $20,000 | 2,928 | 0 | 0 |
| Leilanai Ferrer | $50,000 | 7,400 | 0 | 0 |
| The Tiki Blinders, LLC | $25,000 | 3,660 | 0 | 0 |
| **Total** | **$935,000** | **1,177,989** | **0** | **10,000** |

**EXHIBIT A**

**Dated:** December 31, 2023

| **Member's Name and Address** | **Member Capital Contributions** | **Common Voting Units** | **Common Non-Voting Units** | **Incentive Units** |
|---|---|---|---|---|
| Kyle Pool | $436,000 | 467,108 | 0 | 0 |
| Andy Sist | $68,500 | 354,392 | 0 | 0 |
| Ariana Jarrell | $192,000 | 124,608.00 | 0 | 0 |
| Megan Alkana | $68,500 | 111,892.00 | 0 | 0 |
| MainChain Ventures, LLC | $0 | 0 | 0 | 10,000 |
| Cody Morris | $0 | 61,300 | 0 | 0 |
| Andrew Kelly | $25,000 | 27,323 | 0 | 0 |
| Aaron and Darlene Hart | $30,000 | 4,450 | 0 | 0 |
| Francis Garcia | $20,000 | 2,928 | 0 | 0 |
| Shayne and Eliza Granflor | $30,000 | 2,928 | 0 | 0 |
| Leilanai Ferrer | $50,000 | 7,400 | 0 | 0 |
| The Tiki Blinders, LLC | $25,000 | 3,660 | 0 | 0 |
| 1. Erica and Arno Sist | $50,000.00 | 11,479.29 | 0 | 0 |
| 2. Kinh Ma | $30,000.00 | 6,887.58 | 0 | 0 |
| 3. Linda Pool | $5,000.00 | 1,147.93 | 0 | 0 |
| 4. Cameron and Sheena Cali | $10,000.00 | 2,295.86 | 0 | 0 |
| 5. Cullen Cali | $5,000.00 | 1,147.93 | 0 | 0 |
| 6. David Colturi | $10,000.00 | 2,295.86 | 0 | 0 |
| 7. Geri Brousseau | $2,000.00 | 459.17 | 0 | 0 |
| 8. Ryan Kwiecinski | $5,000.00 | 1,147.93 | 0 | 0 |
| 9. Pete Tuccillo and Lara Embrry | $4,000.00 | 918.34 | 0 | 0 |
| 10. Jose Furlong | $20,000.00 | 4,591.72 | 0 | 0 |
| 11. Stephanie Lam | $10,000.00 | 2,295.86 | 0 | 0 |
| 12. Pattie Antich | $25,000.00 | 5,739.65 | 0 | 0 |
| 13. Kelley Tonegato | $2,000.00 | 459.17 | 0 | 0 |

| | | | | |
|---|---|---|---|---|
| 14. Steve and Chelsea Schoeni | $50,000.00 | 11,424.74 | 0 | 0 |
| 15. Mike and Shelia Stefancin | $5,000.00 | 1,142.47 | 0 | 0 |
| 16. Andrew Hendrickson | $7,000.00 | 1,599.46 | 0 | 0 |
| 17. Jack Antich | $2,000.00 | 456.99 | 0 | 0 |
| 18. Katie Simms | $2,000.00 | 452.63 | 0 | 0 |
| 19. Steve Jarrell & Bernice Tonegato-Jarrell | $5,000.00 | 1,131.56 | 0 | 0 |
| 20. Matt Dolmage | $8,000.00 | 1,810.50 | 0 | 0 |
| 22. Emerson Herrera | $10,000.00 | 2,241.31 | 0 | 0 |
| 23. Kevin Arucan | $5,000.00 | 1,120.65 | 0 | 0 |
| 24.a Doug Young | $2,500.00 | 557.60 | 0 | 0 |
| 24.b Kira Young | $2,500.00 | 557.60 | 0 | 0 |
| 25. Ana Guzman | $10,000.00 | 2,219.49 | 0 | 0 |
| 26. Danh Duong | $5,000.00 | 1,109.74 | 0 | 0 |
| 27. ABV Holdings, LLC | $10,000.00 | 2,186.76 | 0 | 0 |
| 28. Susan and Tim Zwick | $5,000.00 | 1,109.74 | 0 | 0 |
| 29. Van and Anna Chanhkhiao | $5,000.00 | 1,104.29 | 0 | 0 |
| 30. Sergio Gomez | $5,000.00 | 1,093.38 | 0 | 0 |
| 31. Royce Renfroe | $20,000.00 | 4,373.51 | 0 | 0 |
| **Total** | **$1,282,000** | **1,246,789** | **0** | **10,000** |

**EXHIBIT A**

**Dated:** June 30, 2024

| Member's Name and Address | Member Capital Contributions | Common Voting Units | Common Non-Voting Units | Incentive Units |
|---|---|---|---|---|
| Kyle Pool | $436,000 | 467,108 | 0 | 0 |
| Andy Sist | $68,500 | 354,392 | 0 | 0 |
| Megan Alkana | $68,500 | 111,892 | 0 | 0 |
| Ariana Jarrell | $192,000 | 124,608.00 | 0 | 0 |
| MainChain Ventures, LLC | $0 | 0 | 0 | 10,000 |
| Cody Morris | $0 | 61,300 | 0 | 0 |
| Andrew Kelly | $25,000 | 27,323 | 0 | 0 |
| Aaron and Darlene Hart | $30,000 | 4,450 | 0 | 0 |
| Francis Garcia | $20,000 | 2,928 | 0 | 0 |
| Shayne and Eliza Granflor | $30,000 | 2,928 | 0 | 0 |
| Leilanai Ferrer | $50,000 | 7,400 | 0 | 0 |
| The Tiki Blinders, LLC | $25,000 | 3,660 | 0 | 0 |
| 1. Erica and Arno Sist | $50,000.00 | 11,479.29 | 0 | 0 |
| 2. Kinh Ma | $30,000.00 | 6,887.58 | 0 | 0 |
| 3. Linda Pool | $5,000.00 | 1,147.93 | 0 | 0 |
| 4. Cameron and Sheena Cali | $10,000.00 | 2,295.86 | 0 | 0 |
| 5. Cullen Cali | $5,000.00 | 1,147.93 | 0 | 0 |
| 6. David Colturi | $10,000.00 | 2,295.86 | 0 | 0 |
| 7. Geri Brousseau | $2,000.00 | 459.17 | 0 | 0 |
| 8. Ryan Kwiecinski | $5,000.00 | 1,147.93 | 0 | 0 |
| 9. Pete Tuccillo and Lara Embrry | $4,000.00 | 918.34 | 0 | 0 |
| 10. Jose Furlong | $20,000.00 | 4,591.72 | 0 | 0 |
| 11. Stephanie Lam | $10,000.00 | 2,295.86 | 0 | 0 |
| 12. Pattie Antich | $25,000.00 | 5,739.65 | 0 | 0 |
| 13. Kelley Tonegato | $2,000.00 | 459.17 | 0 | 0 |

| | | | | |
|---|---|---|---|---|
| 14. Steve and Chelsea Schoeni | $50,000.00 | 11,424.74 | 0 | 0 |
| 15. Mike and Shelia Stefancin | $5,000.00 | 1,142.47 | 0 | 0 |
| 16. Andrew Hendrickson | $7,000.00 | 1,599.46 | 0 | 0 |
| 17. Jack Antich | $2,000.00 | 456.99 | 0 | 0 |
| 18. Katie Simms | $2,000.00 | 452.63 | 0 | 0 |
| 19. Steve Jarrell & Bernice Tonegato-Jarrell | $5,000.00 | 1,131.56 | 0 | 0 |
| 20. Matt Dolmage | $8,000.00 | 1,810.50 | 0 | 0 |
| 22. Emerson Herrera | $10,000.00 | 2,241.31 | 0 | 0 |
| 23. Kevin Arucan | $5,000.00 | 1,120.65 | 0 | 0 |
| 24.a Doug Young | $2,500.00 | 557.60 | 0 | 0 |
| 24.b Kira Young | $2,500.00 | 557.60 | 0 | 0 |
| 25. Ana Guzman | $10,000.00 | 2,219.49 | 0 | 0 |
| 26. Danh Duong | $5,000.00 | 1,109.74 | 0 | 0 |
| 27. ABV Holdings, LLC | $10,000.00 | 2,186.76 | 0 | 0 |
| 28. Susan and Tim Zwick | $5,000.00 | 1,109.74 | 0 | 0 |
| 29. Van and Anna Chanhkhiao | $5,000.00 | 1,104.29 | 0 | 0 |
| 30. Sergio Gomez | $5,000.00 | 1,093.38 | 0 | 0 |
| 31. Royce Renfroe | $20,000.00 | 4,373.51 | 0 | 0 |
| William Sutjiadi | $0 | 19,200.00 | 0 | 0 |
| Food Masters, LLC | $50,000 | 8,100.00 | 0 | 0 |
| **Total** | **$1,332,000** | **1,274,089** | **0** | **10,000** |

**EXHIBIT A**

**Dated:** December 15, 2024

| Member's Name and Address | Member Capital Contributions | Common Voting Units | Common Non-Voting Units | Incentive Units |
|---|---|---|---|---|
| Kyle Pool | $436,000 | 467,108 | 0 | 0 |
| Andy Sist | $68,500 | 354,392 | 0 | 0 |
| Megan Alkana | $68,500 | 111,892 | 0 | 0 |
| Ariana Jarrell | $192,000 | 124,608.00 | 0 | 0 |
| MainChain Ventures, LLC | $0 | 0 | 0 | 10,000 |
| Cody Morris | $0 | 61,300 | 0 | 0 |
| Andrew Kelly | $25,000 | 27,323 | 0 | 0 |
| Aaron and Darlene Hart | $30,000 | 4,450 | 0 | 0 |
| Francis Garcia | $20,000 | 2,928 | 0 | 0 |
| Shayne and Eliza Granflor | $30,000 | 2,928 | 0 | 0 |
| Leilanai Ferrer | $50,000 | 7,400 | 0 | 0 |
| The Tiki Blinders, LLC | $25,000 | 3,660 | 0 | 0 |
| 1. Erica and Arno Sist | $50,000.00 | 11,479.29 | 0 | 0 |
| 2. Kinh Ma | $30,000.00 | 6,887.58 | 0 | 0 |
| 3. Linda Pool | $5,000.00 | 1,147.93 | 0 | 0 |
| 4. Cameron and Sheena Cali | $10,000.00 | 2,295.86 | 0 | 0 |
| 5. Cullen Cali | $5,000.00 | 1,147.93 | 0 | 0 |
| 6. David Colturi | $10,000.00 | 2,295.86 | 0 | 0 |
| 7. Geri Brousseau | $2,000.00 | 459.17 | 0 | 0 |
| 8. Ryan Kwiecinski | $5,000.00 | 1,147.93 | 0 | 0 |
| 9. Pete Tuccillo and Lara Embrry | $4,000.00 | 918.34 | 0 | 0 |
| 10. Jose Furlong | $20,000.00 | 4,591.72 | 0 | 0 |
| 11. Stephanie Lam | $10,000.00 | 2,295.86 | 0 | 0 |
| 12. Pattie Antich | $25,000.00 | 5,739.65 | 0 | 0 |
| 13. Kelley Tonegato | $2,000.00 | 459.17 | 0 | 0 |

| | | | | |
|---|---|---|---|---|
| 14. Steve and Chelsea Schoeni | $50,000.00 | 11,424.74 | 0 | 0 |
| 15. Mike and Shelia Stefancin | $5,000.00 | 1,142.47 | 0 | 0 |
| 16. Andrew Hendrickson | $7,000.00 | 1,599.46 | 0 | 0 |
| 17. Jack Antich | $2,000.00 | 456.99 | 0 | 0 |
| 18. Katie Simms | $2,000.00 | 452.63 | 0 | 0 |
| 19. Steve Jarrell & Bernice Tonegato-Jarrell | $5,000.00 | 1,131.56 | 0 | 0 |
| 20. Matt Dolmage | $8,000.00 | 1,810.50 | 0 | 0 |
| 22. Emerson Herrera | $10,000.00 | 2,241.31 | 0 | 0 |
| 23. Kevin Arucan | $5,000.00 | 1,120.65 | 0 | 0 |
| 24.a Doug Young | $2,500.00 | 557.60 | 0 | 0 |
| 24.b Kira Young | $2,500.00 | 557.60 | 0 | 0 |
| 25. Ana Guzman | $10,000.00 | 2,219.49 | 0 | 0 |
| 26. Danh Duong | $5,000.00 | 1,109.74 | 0 | 0 |
| 27. ABV Holdings, LLC | $10,000.00 | 2,186.76 | 0 | 0 |
| 28. Susan and Tim Zwick | $5,000.00 | 1,109.74 | 0 | 0 |
| 29. Van and Anna Chanhkhiao | $5,000.00 | 1,104.29 | 0 | 0 |
| 30. Sergio Gomez | $5,000.00 | 1,093.38 | 0 | 0 |
| 31. Royce Renfroe | $20,000.00 | 4,373.51 | 0 | 0 |
| William Sutjiadi | $0 | 19,200.00 | 0 | 0 |
| Food Masters, LLC | $100,000 | 16,300.00 | 0 | 0 |
| **Total** | **$1,382,000** | **1,282,289** | **0** | **10,000** |

**EXHIBIT B**

**Managers**

Kyle Pool
Andy Sist
Ariana Jarrell
Megan Alkana
Cody Morris
William Sutjiadi